UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Extraordinary General Meeting (EGM) th August 09 , 2019 Extraordinary General Meeting (EGM) th August 09 , 2019

INDEX Invitation 2 Notice of Meeting 3 Information to Vote by Distance Voting Form 5 Items to be discussed in the Extraordinary General Meeting (EGM): I. Election of two members of Board of Directors indicated by controlling shareholder 8 Annex I – Information concerning the member nominated to the Board of Directors indicated by controlling shareholder 9 Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors 13 Annex I – Form - Administrator Registration - Models A (Non Independent Board 15 Member ) and B (Independent Board Member) Annex II – Form – Board of Directors Members’ Independence Requirements 29 Annex III – Declaration of independence 30 Annex IV – CVM Statement and Law 13303/2016 32 Annex V – Declaration on Politically Exposed Person 33 Annex VI – Items 12.5 to 12.10 of the “Formulário De Referência” 35 II. Delisting of common and preferred shares of Petrobras from Bolsas y Mercados Argentinos SA and withdrawal from the public offer regime in Argentina 38 1INDEX Invitation 2 Notice of Meeting 3 Information to Vote by Distance Voting Form 5 Items to be discussed in the Extraordinary General Meeting (EGM): I. Election of two members of Board of Directors indicated by controlling shareholder 8 Annex I – Information concerning the member nominated to the Board of Directors indicated by controlling shareholder 9 Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors 13 Annex I – Form - Administrator Registration - Models A (Non Independent Board 15 Member ) and B (Independent Board Member) Annex II – Form – Board of Directors Members’ Independence Requirements 29 Annex III – Declaration of independence 30 Annex IV – CVM Statement and Law 13303/2016 32 Annex V – Declaration on Politically Exposed Person 33 Annex VI – Items 12.5 to 12.10 of the “Formulário De Referência” 35 II. Delisting of common and preferred shares of Petrobras from Bolsas y Mercados Argentinos SA and withdrawal from the public offer regime in Argentina 38 1

INVITATION Date: August 09, 2019 Time: 3PM Address: Auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro Agenda items: Extraordinary General Meeting I. Election of two members of the Board of Directors indicated by controlling shareholder, and; II. Withdrawal of the public offering and delisting of the shares of Petróleo Brasileiro SA - Petrobras of Bolsas y Mercados Argentinos SA ( BYMA ), through a voluntary withdrawal of the public offering regime in Argentina, based on Article 32, subsection C , Section VIII, Chapter II of Title III of the Comisión Nacional de Valores ( CNV ), which allows the Company to withdraw the public offering and delisting regime in BYMA without the need to make a public offering of actions. 2 INVITATION Date: August 09, 2019 Time: 3PM Address: Auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro Agenda items: Extraordinary General Meeting I. Election of two members of the Board of Directors indicated by controlling shareholder, and; II. Withdrawal of the public offering and delisting of the shares of Petróleo Brasileiro SA - Petrobras of Bolsas y Mercados Argentinos SA ( BYMA ), through a voluntary withdrawal of the public offering regime in Argentina, based on Article 32, subsection C , Section VIII, Chapter II of Title III of the Comisión Nacional de Valores ( CNV ), which allows the Company to withdraw the public offering and delisting regime in BYMA without the need to make a public offering of actions. 2

EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Extraordinary General Meetings on August 09, 2019, at 3:00 p.m., in the st auditorium of the Headquarters Building, Avenida República do Chile 65, 1 floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: Extraordinary General Meeting I. Election of two members of the Board of Directors appointed by the controlling shareholder; and II. Withdrawal of the public offering and delisting of the shares of Petróleo Brasileiro SA - Petrobras of Bolsas y Mercados Argentinos SA ( BYMA ), through a voluntary withdrawal of the public offering regime in Argentina, based on Article 32, subsection C , Section VIII, Chapter II of Title III of the Comisión Nacional de Valores ( CNV ), which allows the Company to withdraw the public offering and delisting regime in BYMA without the need to make a public offering of actions. Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. 3 EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Extraordinary General Meetings on August 09, 2019, at 3:00 p.m., in the st auditorium of the Headquarters Building, Avenida República do Chile 65, 1 floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: Extraordinary General Meeting I. Election of two members of the Board of Directors appointed by the controlling shareholder; and II. Withdrawal of the public offering and delisting of the shares of Petróleo Brasileiro SA - Petrobras of Bolsas y Mercados Argentinos SA ( BYMA ), through a voluntary withdrawal of the public offering regime in Argentina, based on Article 32, subsection C , Section VIII, Chapter II of Title III of the Comisión Nacional de Valores ( CNV ), which allows the Company to withdraw the public offering and delisting regime in BYMA without the need to make a public offering of actions. Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. 3

The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors are included in the Manual of the Meeting. It is available to shareholders in room 1803 (Attendance to the Shareholder) of the Company's Headquarters Building, and at the Company's electronic addresses (http://www.investidorpetrobras.com.br) and the Brazilian Securities and Exchange Commission (CVM) (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009, including the reasoned opinion of the Company's Management. Petrobras on the advisability of requesting the withdrawal of the public offering and delisting regime in Argentina. th Rio de Janeiro, June 26 , 2019. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 4 The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors are included in the Manual of the Meeting. It is available to shareholders in room 1803 (Attendance to the Shareholder) of the Company's Headquarters Building, and at the Company's electronic addresses (http://www.investidorpetrobras.com.br) and the Brazilian Securities and Exchange Commission (CVM) (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009, including the reasoned opinion of the Company's Management. Petrobras on the advisability of requesting the withdrawal of the public offering and delisting regime in Argentina. th Rio de Janeiro, June 26 , 2019. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 4

DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said 3 voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ 5 DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said 3 voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ 5

Meeting will be held, namely, until 08/02/2019 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and • photo ID document of the legal proxy. (c) for investment funds: 6 Meeting will be held, namely, until 08/02/2019 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and • photo ID document of the legal proxy. (c) for investment funds: 6

• last consolidated fund rules with CNPJ; • bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 08/02/2019 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 7 • last consolidated fund rules with CNPJ; • bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 08/02/2019 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 7

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I BOARD OF DIRECTORS MEMBERS ELECTION Dear shareholders, The controlling shareholder indicates the following names for the composition of the Board of Directors: Nivio Ziviani and Walter Mendes de Oliveira Filho. The elected nominees will, respectively, fulfill the term of management of the Board Member Durval José Soledade Santos who resigned pursuant to the Notice to the Market released on January 14, 2019 and the Board Member Jerônimo Antunes, who resigned pursuant to the Notice to the Market released on April 18, 2019. In compliance with the provisions of Circular Letter CVM / SEP / nº3 / 2019, we hereby inform that the number of 11 members of the Board of Directors, as set forth in the Extraordinary and Ordinary General Meeting dated 04/26/2018, remains unchanged, remaining vacant 1 position, indicating by the controlling shareholder. Instructions for the nomination of a Board Member are established in the section of this Manual named Mandatory Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Board Member of Petrobras.” The following Annex I, includes information related to the nominee for member of the Board of Directors, pursuant to items 12.5 to 12.10 of the “Formulário de Referência” (Article 10 of CVM Instruction 481). 8 EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I BOARD OF DIRECTORS MEMBERS ELECTION Dear shareholders, The controlling shareholder indicates the following names for the composition of the Board of Directors: Nivio Ziviani and Walter Mendes de Oliveira Filho. The elected nominees will, respectively, fulfill the term of management of the Board Member Durval José Soledade Santos who resigned pursuant to the Notice to the Market released on January 14, 2019 and the Board Member Jerônimo Antunes, who resigned pursuant to the Notice to the Market released on April 18, 2019. In compliance with the provisions of Circular Letter CVM / SEP / nº3 / 2019, we hereby inform that the number of 11 members of the Board of Directors, as set forth in the Extraordinary and Ordinary General Meeting dated 04/26/2018, remains unchanged, remaining vacant 1 position, indicating by the controlling shareholder. Instructions for the nomination of a Board Member are established in the section of this Manual named Mandatory Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Board Member of Petrobras.” The following Annex I, includes information related to the nominee for member of the Board of Directors, pursuant to items 12.5 to 12.10 of the “Formulário de Referência” (Article 10 of CVM Instruction 481). 8

PETROBRAS

ANNEX I

INFORMATION REGARDING THE CANDIDATES NOMINATED BY THE CONTROLLING SHAREHOLDER FOR THE POSITION OF MEMBER OF THE BOARD OF DIRECTORS OF PETROBRAS

Name TAX ID (CPF)	Date of Birth Profession	Management Body Elective position	Term of Office No. of Consecutive Terms
Nivio Ziviani 072.302.576-20	8/27/1946 Mechanical Engineer and Professor of Computer Science	Board of Directors Member of the BD	until AUG 2020 0
Walter Mendes de Oliveira Filho 686.596.528-00	12/07/1955 Economist	Board of Directors Member of the BD	until AUG 2020 0

Summarized resumé of the nominees:

Nivio Ziviani – Mr. Nivio Ziviani holds a B.S. in Mechanical Engineer from the Federal University of Minas Gerais (1971), a Master's degree in Computer Science from the Pontifical Catholic University of Rio de Janeiro (1976), and a Ph.D. in Computer Science from the University of Waterloo, Canada (1982). He is a specialist in information technology, an outstanding academic and entrepreneur. Professor Emeritus of the Department of Computer Science of the Federal University of Minas Gerais since 2005 and member of the Brazilian Academy of Sciences since 2007, Nivio Ziviani has received, throughout his career, several awards and honors, such as the National Order of Scientific Merit, in the Commander (2007) and Grand Cross (2018) classes. Professor Nivio Ziviani is the author of the book "Projeto Algoritmos" and co-author of more than 180 scientific articles about algorithms, information retrieval, artificial intelligence and related areas. As an entrepreneur, he founded several companies based on his knowledge from the University, such as Kunumi (2016), Neemu (2010), Akwan (2000) and Miner (1998).

9

Independent Board Member pursuant to the criteria in article 36, paragraph 1 of Decree No. 8945/2016, in the Rules of Procedure of the Program for Outstanding State-Owned Companies Governance of B3 and the Rules for Level 2 Listing of Corporate Governance. Walter Mendes de Oliveira Filho – Mr. Walter Mendes de Oliveira Filho is Brazilian, Economist, with most of the professional life in positions related to investment management, such as: Head of Investment Research of Unibanco; Head of Schroder Investment Management Brazil and Latin America Director of Schroder Investment Management PLc .; Superintendent of Sock Markets of Banco Itaú; Managing Partner of Cultinvest Asset Management and Executive Director of Merger and Acquisitions Committee. In 2016, he was elected president of Petros - Fundação Petrobras de Seguridade Social and in 2018 assumed the presidency of Funcesp - Fundação CESP, where he is. He was the Board Member of Petrobras, elected by the minority shareholders, where he presided over the Statutory Audit Committee. He also held the position of Board Member for Itausa, Invepar and Santa Helena. He was president of AMEC - Capital Market Investors Association, where he currently chairs the Deliberative Council. Chairman of the APIMEC Investment Analyst Supervisory Committee. He is currently a member of the Board of the Acquisitions and Mergers Committee and the Deliberative Board of ABRAPP - Brazilian Association of Closed Entities of Complementary Pension Plans. According to statements by the nominees themselves, the candidates indicated above: · In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities. · They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form. · In compliance with item 12.10 of the Reference Form, the following relationships of reporting, service provision or control, maintained in the last 03 fiscal years, between the nominee and: 10 Independent Board Member pursuant to the criteria in article 36, paragraph 1 of Decree No. 8945/2016, in the Rules of Procedure of the Program for Outstanding State-Owned Companies Governance of B3 and the Rules for Level 2 Listing of Corporate Governance. Walter Mendes de Oliveira Filho – Mr. Walter Mendes de Oliveira Filho is Brazilian, Economist, with most of the professional life in positions related to investment management, such as: Head of Investment Research of Unibanco; Head of Schroder Investment Management Brazil and Latin America Director of Schroder Investment Management PLc .; Superintendent of Sock Markets of Banco Itaú; Managing Partner of Cultinvest Asset Management and Executive Director of Merger and Acquisitions Committee. In 2016, he was elected president of Petros - Fundação Petrobras de Seguridade Social and in 2018 assumed the presidency of Funcesp - Fundação CESP, where he is. He was the Board Member of Petrobras, elected by the minority shareholders, where he presided over the Statutory Audit Committee. He also held the position of Board Member for Itausa, Invepar and Santa Helena. He was president of AMEC - Capital Market Investors Association, where he currently chairs the Deliberative Council. Chairman of the APIMEC Investment Analyst Supervisory Committee. He is currently a member of the Board of the Acquisitions and Mergers Committee and the Deliberative Board of ABRAPP - Brazilian Association of Closed Entities of Complementary Pension Plans. According to statements by the nominees themselves, the candidates indicated above: · In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities. · They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form. · In compliance with item 12.10 of the Reference Form, the following relationships of reporting, service provision or control, maintained in the last 03 fiscal years, between the nominee and: 10

a. company directly or indirectly controlled by Petrobras: Not applicable b. direct controller of Petrobras: Not applicable c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder or subsidiary of any of these persons or entities: Not applicable The People Committee verified the Mr. Nivio Ziviani’s compliance to the applicable requirements, and concluded that said nominee has no impediments and has all the requirements set forth in Law 6404/76, Law 13303/16, Decree 8945/16, the Petrobras’ Bylaws and the Nomination Policy for Members of the Fiscal Council, the Board of Directors, the Executive Board and Officers of the General Structure of Petrobras and Petrobras System Companies (“Nomination Policy”). The minutes of the meeting of said Committee are available at the Company’s website (http://www.investidorpetrobras.com.br) under “Corporate Governance”, “Shareholders’ Meeting”, “Atas de Reuniões do Conselho de Administração e Comitês” (available only in Portuguese). In compliance with CVM Instructions 480/09 and 481/09, there is no percentage of the nominee’s participation in meetings of the Board of Directors and the Advisory Committees to the Board of Directors to be informed, since his term started in 2019. In this regard, we report that Mr. Nivio Ziviani was nominated as Member of the Board of Directors pursuant to article 150, caput of Law 6404/76, and article 25 of Petrobras’ By-Laws, at the meeting of the Board of Directors held on 02/26/2019, with term of office until the first General Shareholders’ Meeting of Petrobras. At the GSM held on April 25, 2019, the controlling shareholder, with a view to fulfilling formal issues, did not approve Mr. Nivio Ziviani by that time, and he was nominated again by the controlling shareholder and appointed to take office pursuant to article 150, caput of Law 6404/76, and article 25 of Petrobras’ By-Laws, at the meeting of the Board of Directors held on 5/20/2019, with term of office until the first General Shareholders’ Meeting of Petrobras. The People Committee will verify the Mr. Walter Mendes de Oliveira Filho’s compliance to the applicable requirements of the Petrobras’ Nomination Policy. Prior to the holding of this Meeting, the minutes of the meeting of the People Committee that will appreciate the appointment will be available at the Company's website (http://www.investidorpetrobras.com.br) under “Corporate Governance”, “Shareholders’ Meeting”, “Atas de Reuniões do Conselho de Administração e Comitês” (available only in Portuguese). 11 a. company directly or indirectly controlled by Petrobras: Not applicable b. direct controller of Petrobras: Not applicable c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder or subsidiary of any of these persons or entities: Not applicable The People Committee verified the Mr. Nivio Ziviani’s compliance to the applicable requirements, and concluded that said nominee has no impediments and has all the requirements set forth in Law 6404/76, Law 13303/16, Decree 8945/16, the Petrobras’ Bylaws and the Nomination Policy for Members of the Fiscal Council, the Board of Directors, the Executive Board and Officers of the General Structure of Petrobras and Petrobras System Companies (“Nomination Policy”). The minutes of the meeting of said Committee are available at the Company’s website (http://www.investidorpetrobras.com.br) under “Corporate Governance”, “Shareholders’ Meeting”, “Atas de Reuniões do Conselho de Administração e Comitês” (available only in Portuguese). In compliance with CVM Instructions 480/09 and 481/09, there is no percentage of the nominee’s participation in meetings of the Board of Directors and the Advisory Committees to the Board of Directors to be informed, since his term started in 2019. In this regard, we report that Mr. Nivio Ziviani was nominated as Member of the Board of Directors pursuant to article 150, caput of Law 6404/76, and article 25 of Petrobras’ By-Laws, at the meeting of the Board of Directors held on 02/26/2019, with term of office until the first General Shareholders’ Meeting of Petrobras. At the GSM held on April 25, 2019, the controlling shareholder, with a view to fulfilling formal issues, did not approve Mr. Nivio Ziviani by that time, and he was nominated again by the controlling shareholder and appointed to take office pursuant to article 150, caput of Law 6404/76, and article 25 of Petrobras’ By-Laws, at the meeting of the Board of Directors held on 5/20/2019, with term of office until the first General Shareholders’ Meeting of Petrobras. The People Committee will verify the Mr. Walter Mendes de Oliveira Filho’s compliance to the applicable requirements of the Petrobras’ Nomination Policy. Prior to the holding of this Meeting, the minutes of the meeting of the People Committee that will appreciate the appointment will be available at the Company's website (http://www.investidorpetrobras.com.br) under “Corporate Governance”, “Shareholders’ Meeting”, “Atas de Reuniões do Conselho de Administração e Comitês” (available only in Portuguese). 11

In compliance with CVM Instructions 480/09 and 481/09, there is no percentage of the nominee’s participation in meetings of the Board of Directors and the Advisory Committees to the Board of Directors to be informed. 12 In compliance with CVM Instructions 480/09 and 481/09, there is no percentage of the nominee’s participation in meetings of the Board of Directors and the Advisory Committees to the Board of Directors to be informed. 12

VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30, 2016 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Bylaws and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594, of 12/20/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Bylaws, nominations of candidates must be made within 16 (sixteen) business days prior to the date of the General Meeting, that is, until July 18th, 2019, upon delivery of the Annexs listed below, duly completed, as well as forwarded the documentation listed therein, as the case may be, in order to certify compliance with the requirements established by the legislation and the Nomination Policy. The nominees must also send a copy of their identity, CPF and proof of marital status, in addition to a complete and summarized curriculum vitae. The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investors@petrobras.com.br. Once all documentation has been received, the People Committee - COP, pursuant to art. 64, paragraph 1 of Decree No. 8945/2016, will analyze the information provided by the nominee, according to the Form and supporting documentation, advising the shareholders on the compliance with the requirements and lack of prohibitions provided for in Law 6.404/76, Law no. 13.303/16, Decree No. 8.945/16, Petrobras' Bylaws and in the Nomination Policy. Exceptionally, the nominations made by the shareholders at a date later than sixteen (16) business days, which cannot be reviewed by the CIRS in time, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8.945/16. 13 VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30, 2016 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Bylaws and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594, of 12/20/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Bylaws, nominations of candidates must be made within 16 (sixteen) business days prior to the date of the General Meeting, that is, until July 18th, 2019, upon delivery of the Annexs listed below, duly completed, as well as forwarded the documentation listed therein, as the case may be, in order to certify compliance with the requirements established by the legislation and the Nomination Policy. The nominees must also send a copy of their identity, CPF and proof of marital status, in addition to a complete and summarized curriculum vitae. The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investors@petrobras.com.br. Once all documentation has been received, the People Committee - COP, pursuant to art. 64, paragraph 1 of Decree No. 8945/2016, will analyze the information provided by the nominee, according to the Form and supporting documentation, advising the shareholders on the compliance with the requirements and lack of prohibitions provided for in Law 6.404/76, Law no. 13.303/16, Decree No. 8.945/16, Petrobras' Bylaws and in the Nomination Policy. Exceptionally, the nominations made by the shareholders at a date later than sixteen (16) business days, which cannot be reviewed by the CIRS in time, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8.945/16. 13

In the event that the requirements are analyzed by the Assembly Secretariat, the candidate's possession shall be conditioned to the analysis of the additional requirements set forth in Annex I of the Petrobras Nominating Policy (COP) and by the recommendation for approval by the COP. referred to in item 4.1.8.3.1 of the Petrobras Nomination Policy. Also, under the terms of item 4.1.8.3.2 of the Nominating Policy, if the COP does not recommend the approval of the candidate whose requirements analysis was performed under item 4.1.8.3, the position will remain unfilled and a new general meeting will be called for your fill. List of Attachments : Annex I: Register of the Administrator of the Ministry of Economy - Director or Board of Directors - Models A (Non-Independent Directors) and B (Independent Directors), if applicable; Annex II: Registration of Independence of Directors of Administration (Annex III of the Policy of Indication of Petrobras); Annex III: Declaration of independence; Annex IV: CVM Statement and Law nº 13.303/2016; Annex V: Declaration on Politically Exposed Person; and Annex VI: Items 12.5 to 12.10 of the “Formulário de Referencia”. 14 In the event that the requirements are analyzed by the Assembly Secretariat, the candidate's possession shall be conditioned to the analysis of the additional requirements set forth in Annex I of the Petrobras Nominating Policy (COP) and by the recommendation for approval by the COP. referred to in item 4.1.8.3.1 of the Petrobras Nomination Policy. Also, under the terms of item 4.1.8.3.2 of the Nominating Policy, if the COP does not recommend the approval of the candidate whose requirements analysis was performed under item 4.1.8.3, the position will remain unfilled and a new general meeting will be called for your fill. List of Attachments : Annex I: Register of the Administrator of the Ministry of Economy - Director or Board of Directors - Models A (Non-Independent Directors) and B (Independent Directors), if applicable; Annex II: Registration of Independence of Directors of Administration (Annex III of the Policy of Indication of Petrobras); Annex III: Declaration of independence; Annex IV: CVM Statement and Law nº 13.303/2016; Annex V: Declaration on Politically Exposed Person; and Annex VI: Items 12.5 to 12.10 of the “Formulário de Referencia”. 14

Annex I - Registration of Administrator of the Ministry of Economy - Director or Board of Directors - Model A MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies MANAGER'S REGISTRATION – Executive Officer or Board of Director Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 2. CPF: 4. Permanent Duty: 5. Function held in commission: 5. Function held in commission: 7. Business Phone: 7. Business Phone: 9. Business e-mail: 10. Personal e-mail: 11. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 12. Company to which it was indicated: 13. Sector of activity of the company *: *Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services. 15 Annex I - Registration of Administrator of the Ministry of Economy - Director or Board of Directors - Model A MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies MANAGER'S REGISTRATION – Executive Officer or Board of Director Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 2. CPF: 4. Permanent Duty: 5. Function held in commission: 5. Function held in commission: 7. Business Phone: 7. Business Phone: 9. Business e-mail: 10. Personal e-mail: 11. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 12. Company to which it was indicated: 13. Sector of activity of the company *: *Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services. 15

B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 15. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 16. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16) ( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated ( ) 04 years in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company ( ) 04 years in a position equivalent to DAS-4 or higher in legal persons of public law ( ) 04 years as a professor or researcher, of a university level, in the area of action of the state-owned company ( ) 04 years as an independent professional in the area of activity of the state-owned company 17. Of the items indicated in item 16, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 18. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16: Art. 28. The administrators of state-owned companies should meet the following mandatory requirements: (...) II - have a well-known knowledge compatible with the position for which you have been appointed? 19. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * Indicate only the main one. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils. 20. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 21. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No 16 B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 15. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 16. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16) ( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated ( ) 04 years in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company ( ) 04 years in a position equivalent to DAS-4 or higher in legal persons of public law ( ) 04 years as a professor or researcher, of a university level, in the area of action of the state-owned company ( ) 04 years as an independent professional in the area of activity of the state-owned company 17. Of the items indicated in item 16, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 18. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16: Art. 28. The administrators of state-owned companies should meet the following mandatory requirements: (...) II - have a well-known knowledge compatible with the position for which you have been appointed? 19. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * Indicate only the main one. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils. 20. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 21. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No 16

This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, 17 and 19, according to item D. C. IRREPROACHABLE CONDUCT AND PROHIBITIONS 1. Decree 8,945/16, art. 29, items I to XI Does it fit? ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No II - is a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - holds at-will appointment in the federal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment) ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV? ( ) Yes ( ) No VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure? ( ) Yes ( ) No VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign? ( ) Yes ( ) No VIII - is a person holding a position in trade union organization? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 2. Supplementary Law no 64/1990, art. 1-I: Clean record ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature; ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? 17 This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, 17 and 19, according to item D. C. IRREPROACHABLE CONDUCT AND PROHIBITIONS 1. Decree 8,945/16, art. 29, items I to XI Does it fit? ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No II - is a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - holds at-will appointment in the federal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment) ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV? ( ) Yes ( ) No VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure? ( ) Yes ( ) No VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign? ( ) Yes ( ) No VIII - is a person holding a position in trade union organization? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 2. Supplementary Law no 64/1990, art. 1-I: Clean record ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature; ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? 17

( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? 18 ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? 18

( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 3. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? Does it fit? 4. Law 12813/13, art. 5 and 6: Conflict of interest Article 5 Represents conflict of interests when acting in a position or role within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time did you disclose or use privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? ( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District and Municipal administration? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his or her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his or her management acts? ( ) Yes ( ) No VI - At any moment, have you received a gift from anyone who has an interest in a decision of the public officer or collegiate of which he/she participates outside the limits and conditions established in regulation? 19 ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 3. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? Does it fit? 4. Law 12813/13, art. 5 and 6: Conflict of interest Article 5 Represents conflict of interests when acting in a position or role within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time did you disclose or use privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? ( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District and Municipal administration? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his or her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his or her management acts? ( ) Yes ( ) No VI - At any moment, have you received a gift from anyone who has an interest in a decision of the public officer or collegiate of which he/she participates outside the limits and conditions established in regulation? 19

PETROBRAS

VII - At any time, even if temporary, have you provided services to a company whose activity is controlled, supervised or regulated by the entity to which the public officer is bound?	( ) Yes ( ) No
Art. 6 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch:	
I - discloses or makes use of privileged information obtained by virtue of the activities performed?	( ) Yes ( ) No
II - in the period of six (6) months, counting from the date of waiver, discharge, dismissal or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Office of the Federal Controller General:	
a) has provided, directly or indirectly, any type of service to the individual or legal entity with whom it has established a relevant relationship due to the exercise of the position or employment?	( ) Yes ( ) No
b) accepted the position of administrator or counselor or establish professional relationship with a natural or legal person that performs activity related to the area of activity of the position or employment held?	( ) Yes ( ) No
c) has entered into contracts of service, advisory or similar activities with agencies or entities of the Federal Executive Branch, which are indirectly linked to the body or entity in which they hold the position or employment?	( ) Yes ( ) No
d) intervened, directly or indirectly, in favor of private interest before an organ or entity in which he or she has held a position or job or with which he/she has established a relevant relationship due to the exercise of his/her position or employment?	( ) Yes ( ) No
5. Articles of Incorporation and Accounting Court: Does it fit?	
a) does it fit into any prevention provided for in the company's articles of incorporation?	( ) Yes ( ) No
b) does it fit the list of disqualified by the Accounting Court?* * Accounting Court website, in the Services and Inquiries link - Irregular and Disqualified	( ) Yes ( ) No

D. DOCUMENTS ATTACHED:

The person indicated is aware of the need to attach to this statement the respective documents that attest to compliance with items **15, 17 and 19** of this form, namely:

Item	Means of verification
15 – Academic studies more associated to the position of Management Advisor of the company for which it was indicated.	• Copy of the graduation diploma (front and back); • Copy of the postgraduate diploma (front and back).
17 – Experience more associated to the position of company manager for which it was indicated.	
a) 10-year experience in the area of activity of the state-owned company or in an area related to the position for which you were indicated	• Act of appointment and discharge, if any; • Statement of the company/agency; • Registration in work card.
b) 4-year experience in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company	• Act of appointment and discharge, if any; • Statement of the company/agency; • Registration in work card.

20

PETROBRAS

c) Minimum 4 year experience of 04 years in position equivalent to DAS-4 or higher in the public sector	• Act of appointment and discharge;
d) Minimum 4 year experience as a professor or researcher, of a university level, in the area of action of the state-owned company	• Registration in work card; • Declaration of the institution.
e) Minimum 4 year experience as an independent professional in the area of activity of the state-owned company	• Declaration of Regional Board; • Declaration of service providers; • Declaration of Counterparts.
19 - Significant knowledge compatible with the position for which you have been appointed. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils.	• Copy of the diploma (front and back); • Act of appointment and discharge, if any; • Registration in work card; • Statement of the company/agency;

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee.

Place and Date

Signature of the Nominee

SEST/MECON: Updated on 01.16.2019.

SEST/MECON: atualizado em 16/01/2019.

21

Annex I - Registration of Officers of the Ministry of Economy - Executive Officer or Board of Directors - Template B - Independent Board Member MINISTRY OF ECONOMY Special Secretariat for Privatization and Divestment Secretariat of Coordination and Governance of State-Owned Companies OFFICER REGISTRY - Independent Board Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. Tax ID (CPF): 3. Sex: ( ) M ( ) F 4. Current occupation: 5. Business phone: 6. Private phone: 7. Business email: 08. Private email: 09. Company to which he/she was appointed: 10. Company’s industry*: *Examples: financial, holdings, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industrial or services. B. REQUIREMENTS - Need for documentary evidence (items 11, 13 and 15) 11. Do you have an academic degree that fits the position for which you have been appointed, including undergraduate or postgraduate course recognized or accredited by the Ministry of Education? (Art. 28, item III and paragraph 1 of Decree 8945/16) ( ) Yes ( ) No 12. What your academic background specialty that best suits the position for which you were appointed?* _____________________________________________________________________________ 22 Annex I - Registration of Officers of the Ministry of Economy - Executive Officer or Board of Directors - Template B - Independent Board Member MINISTRY OF ECONOMY Special Secretariat for Privatization and Divestment Secretariat of Coordination and Governance of State-Owned Companies OFFICER REGISTRY - Independent Board Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. Tax ID (CPF): 3. Sex: ( ) M ( ) F 4. Current occupation: 5. Business phone: 6. Private phone: 7. Business email: 08. Private email: 09. Company to which he/she was appointed: 10. Company’s industry*: *Examples: financial, holdings, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industrial or services. B. REQUIREMENTS - Need for documentary evidence (items 11, 13 and 15) 11. Do you have an academic degree that fits the position for which you have been appointed, including undergraduate or postgraduate course recognized or accredited by the Ministry of Education? (Art. 28, item III and paragraph 1 of Decree 8945/16) ( ) Yes ( ) No 12. What your academic background specialty that best suits the position for which you were appointed?* _____________________________________________________________________________ 22

*Please indicate the primary only. Examples: a) Management or Public Management; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; k) a course suitable to the area of activity of the company for which you were appointed. 13. Please check your applicable professional experience below: (Art. 28, item IV of Decree 8945/16) ( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated. ( ) 04 years in an officer position (board of directors, executive office or audit committee) or top management (two highest non-statutory hierarchical levels in the company) in a company of similar size or industry as the state-owned company. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal entity governed by public law. ( ) 04 years as an undergraduate professor or researcher in the area of activity of the state-owned company. ( ) 04 years as a freelance professional engaged in the area of activity of the state-owned company. 14. Among the items indicated in item 13, describe the experience that best suits the officer position:* ____________________________________________________ *Please indicate the primary only. Examples: a) employee; b) superintendent; c) general coordinator; d) professor of economics; e) lawyer 15. Do you have an outstanding knowledge suitable to the position for which you were appointed? ( ) Yes ( ) No (Decree 8945/16: Art. 28. Officers of state-owned companies must meet the following mandatory requirements: (...) II - have an outstanding knowledge suitable to the position for which he/she was appointed”) 16. What is the most suitable element to indicate your outstanding knowledge that fits the officer position?* ___________________________________________________________________________________ *Please indicate the primary only. Examples: a) any Masters or PhD; b) academic publications; (c) experience gained in advisory boards 17. Complies with the requirements of the state-owned company’s bylaws, which was read and verified by the appointed person: ( ) Yes ( ) No This register must be signed and initialed on all pages, scanned in a single file together with the supporting documentation of the qualifications informed in items 15, 17 and 19, according to item D. C. INDEPENDENCE, UNBLEMISHED REPUTATION AND PROHIBITIONS Does he/she 1. Law 13303/16, art. 22, par. 1, subsection I to VII - INDEPENDENCE fit? ( ) Yes ( ) No I - has any connection with the state-owned company or mixed-capital company, except for equity interest or in a Statutory Audit Committee of the company, pursuant to paragraph 9 of art. 38 of Decree No. 8945/16; ( ) Yes ( ) No II - is a spouse or consanguineous relative, up to the third degree or by adoption, of an elected Government authority, a Minister of State, a Secretary of State or Municipality, or an officer at a state-owned company or mixed-capital company ( ) Yes ( ) No III - maintains or has maintained, in the last three (3) years, a link of any nature with the state- owned company, the mixed-capital company or its controllers, which may jeopardize his/her independence; 23 *Please indicate the primary only. Examples: a) Management or Public Management; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; k) a course suitable to the area of activity of the company for which you were appointed. 13. Please check your applicable professional experience below: (Art. 28, item IV of Decree 8945/16) ( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated. ( ) 04 years in an officer position (board of directors, executive office or audit committee) or top management (two highest non-statutory hierarchical levels in the company) in a company of similar size or industry as the state-owned company. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal entity governed by public law. ( ) 04 years as an undergraduate professor or researcher in the area of activity of the state-owned company. ( ) 04 years as a freelance professional engaged in the area of activity of the state-owned company. 14. Among the items indicated in item 13, describe the experience that best suits the officer position:* ____________________________________________________ *Please indicate the primary only. Examples: a) employee; b) superintendent; c) general coordinator; d) professor of economics; e) lawyer 15. Do you have an outstanding knowledge suitable to the position for which you were appointed? ( ) Yes ( ) No (Decree 8945/16: Art. 28. Officers of state-owned companies must meet the following mandatory requirements: (...) II - have an outstanding knowledge suitable to the position for which he/she was appointed”) 16. What is the most suitable element to indicate your outstanding knowledge that fits the officer position?* ___________________________________________________________________________________ *Please indicate the primary only. Examples: a) any Masters or PhD; b) academic publications; (c) experience gained in advisory boards 17. Complies with the requirements of the state-owned company’s bylaws, which was read and verified by the appointed person: ( ) Yes ( ) No This register must be signed and initialed on all pages, scanned in a single file together with the supporting documentation of the qualifications informed in items 15, 17 and 19, according to item D. C. INDEPENDENCE, UNBLEMISHED REPUTATION AND PROHIBITIONS Does he/she 1. Law 13303/16, art. 22, par. 1, subsection I to VII - INDEPENDENCE fit? ( ) Yes ( ) No I - has any connection with the state-owned company or mixed-capital company, except for equity interest or in a Statutory Audit Committee of the company, pursuant to paragraph 9 of art. 38 of Decree No. 8945/16; ( ) Yes ( ) No II - is a spouse or consanguineous relative, up to the third degree or by adoption, of an elected Government authority, a Minister of State, a Secretary of State or Municipality, or an officer at a state-owned company or mixed-capital company ( ) Yes ( ) No III - maintains or has maintained, in the last three (3) years, a link of any nature with the state- owned company, the mixed-capital company or its controllers, which may jeopardize his/her independence; 23

( ) Yes ( ) No IV - has been or was, in the last three (3) years, an employee or officer of the state-owned company, mixed-capital company or controlled company, affiliated or subsidiary of the state- owned company or mixed-capital company, unless the link is exclusively with public education or research institutions; ( ) Yes ( ) No V - is a direct or indirect supplier or buyer of services or products of the state-owned company or mixed-capital company, in order to imply loss of independence; ( ) Yes ( ) No VI - is an employee or officer of a company or entity that is offering or demanding services or products to/from the state-owned company or the mixed-capital company, in order to imply loss of independence; ( ) Yes ( ) No VII - receives other compensation from the state-owned company or the mixed-capital company other than that relating to the officer position, except for cash proceeds from equity interest. Note: The appointed person (Independent Officer) is allowed to receive compensation as a result of the position in the Audit Committee of the company, provided there is waiver of the compensation related to the position of Board member, according to paragraph 9 of Art. 38 of Decree No. 8945/16. Therefore, the board member who is also a member of the Audit Committee may only receive compensation as a member of the latter committee. Does he/she 2. Decree 8945/16, art. 29, subsections I to XI fit? ( ) Yes ( ) No I - is he/she a representative of the regulatory body to which the state company reports? ( ) Yes ( ) No II - is he/she a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - is he/she a commissioned employee in the direct or indirect federal public administration without a permanent link with the public service? (applies to a retired public server or employee who holds a direct or indirect federal public administration commissioned position) ( ) Yes ( ) No IV - is he/she a statutory officer of a political party, even on a leave? ( ) Yes ( ) No IV - is he/she holding an office in the House of Representatives of any federative body, even on a leave? ( ) Yes ( ) No V - is he/she a consanguineous relative or alike, up to the third degree, of people mentioned in subsections I to IV? ( ) Yes ( ) No VI - is he/she a person who has been participating in the last thirty-six months in the decision- making structure of a political party? ( ) Yes ( ) No VII - is he/she a person who worked in the last thirty-six months in jobs linked to the organization, structuring and carrying out of an electoral campaign? ( ) Yes ( ) No VIII - is he/she a person holding a position in a trade union organization? ( ) Yes ( ) No IX - is he/she an individual who has signed a contract or partnership, as supplier or buyer, applicant or bidder, of goods or services of any nature, with the Federal Government, with the state-owned company or with a state-owned company of its state conglomerate in the three years preceding the date of his/her appointment? ( ) Yes ( ) No X - is he/she a person who has or may have any kind of conflict of interest with the political- administrative entity controlling the state-owned company or with the state-owned company? Does he/she 3. Complementary Law nº 64/1990, art. 1-I: Clean record fit? ( ) Yes ( ) No a) is he/she a nonvoting or illiterate person? ( ) Yes ( ) No b) is he/she a member of the House of Representatives, the State or City Councils, who has lost the government office for breach of the provisions of items I and II of art. 55 of the Federal Constitution, equivalent provisions on loss of government office in the State Constitutions and 24 ( ) Yes ( ) No IV - has been or was, in the last three (3) years, an employee or officer of the state-owned company, mixed-capital company or controlled company, affiliated or subsidiary of the state- owned company or mixed-capital company, unless the link is exclusively with public education or research institutions; ( ) Yes ( ) No V - is a direct or indirect supplier or buyer of services or products of the state-owned company or mixed-capital company, in order to imply loss of independence; ( ) Yes ( ) No VI - is an employee or officer of a company or entity that is offering or demanding services or products to/from the state-owned company or the mixed-capital company, in order to imply loss of independence; ( ) Yes ( ) No VII - receives other compensation from the state-owned company or the mixed-capital company other than that relating to the officer position, except for cash proceeds from equity interest. Note: The appointed person (Independent Officer) is allowed to receive compensation as a result of the position in the Audit Committee of the company, provided there is waiver of the compensation related to the position of Board member, according to paragraph 9 of Art. 38 of Decree No. 8945/16. Therefore, the board member who is also a member of the Audit Committee may only receive compensation as a member of the latter committee. Does he/she 2. Decree 8945/16, art. 29, subsections I to XI fit? ( ) Yes ( ) No I - is he/she a representative of the regulatory body to which the state company reports? ( ) Yes ( ) No II - is he/she a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - is he/she a commissioned employee in the direct or indirect federal public administration without a permanent link with the public service? (applies to a retired public server or employee who holds a direct or indirect federal public administration commissioned position) ( ) Yes ( ) No IV - is he/she a statutory officer of a political party, even on a leave? ( ) Yes ( ) No IV - is he/she holding an office in the House of Representatives of any federative body, even on a leave? ( ) Yes ( ) No V - is he/she a consanguineous relative or alike, up to the third degree, of people mentioned in subsections I to IV? ( ) Yes ( ) No VI - is he/she a person who has been participating in the last thirty-six months in the decision- making structure of a political party? ( ) Yes ( ) No VII - is he/she a person who worked in the last thirty-six months in jobs linked to the organization, structuring and carrying out of an electoral campaign? ( ) Yes ( ) No VIII - is he/she a person holding a position in a trade union organization? ( ) Yes ( ) No IX - is he/she an individual who has signed a contract or partnership, as supplier or buyer, applicant or bidder, of goods or services of any nature, with the Federal Government, with the state-owned company or with a state-owned company of its state conglomerate in the three years preceding the date of his/her appointment? ( ) Yes ( ) No X - is he/she a person who has or may have any kind of conflict of interest with the political- administrative entity controlling the state-owned company or with the state-owned company? Does he/she 3. Complementary Law nº 64/1990, art. 1-I: Clean record fit? ( ) Yes ( ) No a) is he/she a nonvoting or illiterate person? ( ) Yes ( ) No b) is he/she a member of the House of Representatives, the State or City Councils, who has lost the government office for breach of the provisions of items I and II of art. 55 of the Federal Constitution, equivalent provisions on loss of government office in the State Constitutions and 24

Organic Laws of the Municipalities and the Federal District, for the elections held during the remaining term of the mandate for which he/she was elected and for the eight years following the end of the office term? ( ) Yes ( ) No c) was he/she a Governor or Deputy Governor of State and of the Federal District, or Mayor or Deputy Mayor who has lost his/her office for violation of the provisions of the State Constitution, of the Organic Law of the Federal District or the Municipality, for the elections that are to be held during the remaining term and within eight (8) years after the end of the term for which he/she was elected? ( ) Yes ( ) No d) does he/she have an unfavorable decision deemed appropriate by the Electoral Court, in an unappealable decision or a decision rendered by a collegiate body, in the process of verifying abuse of economic or political power, for the election in which he/she runs for office or has taken office, as well as for those elections that take place in the following eight (8) years? ( ) Yes ( ) No e) was he/she convicted in an unappealable decision or a decision taken by a collegiate of judges, from the effective conviction until the expiration of eight (8) years after serving the sentence, for any of the crimes below? 1. against the popular economy, public faith, public administration and public heritage; 2. against private equity, the financial system, the capital market and those provided for in the law governing bankruptcy; 3. against the environment and public health; 4. electoral crimes, for which the law enforces imprisonment; 5. of abuse of authority, in cases in which there is a conviction to lose the office position or the disqualification to take office of any public role; 6. money laundering or concealment of assets, rights and values; 7. trafficking of narcotics and related drugs, racism, torture, terrorism and heinous crimes; 8. submitting others to a slave-like condition; 9. against life and sexual dignity; and 10. committed by a criminal organization, group or gang ( ) Yes ( ) No f) was he/she declared unworthy to or unsuitable for a government office, for an eight (8) years term? ( ) Yes ( ) No g) did he/she have the accounts related to the performance in public offices or roles rejected due to an irremediable breach that implies an intentional act of administrative improbity, and by a decision with no right to appeal of the relevant body, unless it has been suspended or considered void by the Judiciary, for the elections to be held in the following eight (8) years, as of the date of the decision, pursuant to the provisions of item II of art. 71 of the Federal Constitution, to all the people in charge of expenditures, including representatives who have acted in this status? ( ) Yes ( ) No h) did he/she hold a position in the direct, indirect or foundational public administration, that brought benefits to him/her or third parties, through the abuse of economic or political power, convicted in an unappealable decision or a decision rendered by a collegiate of judges, for the election in which they run or have taken office, as well as those that take place in the following eight (8) years? ( ) Yes ( ) No i) did he/she hold a position or role of management, officer or representation in credit, financing or insurance entities that have been or are being submitted to a judicial or extrajudicial liquidation procedure within the twelve (12) months prior to the corresponding liquidation decision? ( ) Yes ( ) No J) was he/she convicted due to electoral corruption, unlawful collection of votes, donation, illegal appropriation or expenditure of campaign funds, or conduct prohibited to public officials in electoral campaigns, in an unappealable decision or a decision by a collegiate body of the Electoral Court, that imply the annulment of the registration or office, for a period of eight (8) years as of the election? ( ) Yes ( ) No k) was he/she the President of the Republic, Governor of a State and the Federal District, Mayor, member of the House of Representatives, State House of Representatives, Legislative Chamber, Municipal Councils, who resigned his/her office mandate as of the filing or petition able of authorize the opening of proceedings for breach of the provisions of the Federal Constitution, 25 Organic Laws of the Municipalities and the Federal District, for the elections held during the remaining term of the mandate for which he/she was elected and for the eight years following the end of the office term? ( ) Yes ( ) No c) was he/she a Governor or Deputy Governor of State and of the Federal District, or Mayor or Deputy Mayor who has lost his/her office for violation of the provisions of the State Constitution, of the Organic Law of the Federal District or the Municipality, for the elections that are to be held during the remaining term and within eight (8) years after the end of the term for which he/she was elected? ( ) Yes ( ) No d) does he/she have an unfavorable decision deemed appropriate by the Electoral Court, in an unappealable decision or a decision rendered by a collegiate body, in the process of verifying abuse of economic or political power, for the election in which he/she runs for office or has taken office, as well as for those elections that take place in the following eight (8) years? ( ) Yes ( ) No e) was he/she convicted in an unappealable decision or a decision taken by a collegiate of judges, from the effective conviction until the expiration of eight (8) years after serving the sentence, for any of the crimes below? 1. against the popular economy, public faith, public administration and public heritage; 2. against private equity, the financial system, the capital market and those provided for in the law governing bankruptcy; 3. against the environment and public health; 4. electoral crimes, for which the law enforces imprisonment; 5. of abuse of authority, in cases in which there is a conviction to lose the office position or the disqualification to take office of any public role; 6. money laundering or concealment of assets, rights and values; 7. trafficking of narcotics and related drugs, racism, torture, terrorism and heinous crimes; 8. submitting others to a slave-like condition; 9. against life and sexual dignity; and 10. committed by a criminal organization, group or gang ( ) Yes ( ) No f) was he/she declared unworthy to or unsuitable for a government office, for an eight (8) years term? ( ) Yes ( ) No g) did he/she have the accounts related to the performance in public offices or roles rejected due to an irremediable breach that implies an intentional act of administrative improbity, and by a decision with no right to appeal of the relevant body, unless it has been suspended or considered void by the Judiciary, for the elections to be held in the following eight (8) years, as of the date of the decision, pursuant to the provisions of item II of art. 71 of the Federal Constitution, to all the people in charge of expenditures, including representatives who have acted in this status? ( ) Yes ( ) No h) did he/she hold a position in the direct, indirect or foundational public administration, that brought benefits to him/her or third parties, through the abuse of economic or political power, convicted in an unappealable decision or a decision rendered by a collegiate of judges, for the election in which they run or have taken office, as well as those that take place in the following eight (8) years? ( ) Yes ( ) No i) did he/she hold a position or role of management, officer or representation in credit, financing or insurance entities that have been or are being submitted to a judicial or extrajudicial liquidation procedure within the twelve (12) months prior to the corresponding liquidation decision? ( ) Yes ( ) No J) was he/she convicted due to electoral corruption, unlawful collection of votes, donation, illegal appropriation or expenditure of campaign funds, or conduct prohibited to public officials in electoral campaigns, in an unappealable decision or a decision by a collegiate body of the Electoral Court, that imply the annulment of the registration or office, for a period of eight (8) years as of the election? ( ) Yes ( ) No k) was he/she the President of the Republic, Governor of a State and the Federal District, Mayor, member of the House of Representatives, State House of Representatives, Legislative Chamber, Municipal Councils, who resigned his/her office mandate as of the filing or petition able of authorize the opening of proceedings for breach of the provisions of the Federal Constitution, 25 the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remainder of the office term for which they were elected and in the eight (8) years after the end of the term? ( ) Yes ( ) No l) was he/she convicted to the suspension of political rights, in an unappealable decision or a decision by a collegiate judicial body, for an intentional act of administrative impropriety that implies damage to public heritage and illicit enrichment, as of the conviction or unappealable decision until the end of the eight (8) years period after serving the sentence? ( ) Yes ( ) No m) was he/she debarred from the occupation by a sanctioning decision of the relevant professional body, as a result of ethical and professional breach, for a period of eight (8) years, unless such act has been annulled or suspended by the Judiciary Power? ( ) Yes ( ) No n) has he/she been convicted, in an unappealable decision or a decision taken by a collegiate judicial body, on the ground that he/she has undone or simulated a reversal of marital bond or stable relationship in order to avoid being considered ineligible, for a period of eight (8) years after the decision that acknowledged the fraud? ( ) Yes ( ) No o) was he/she dismissed from public service as a result of an administrative or judicial proceeding, for a period of eight (8) years, as of the decision, unless such act has been suspended or annulled by the Judiciary Power? ( ) Yes ( ) No p) is he/she an individual and/or a legal entity officer in charge of electoral donations considered to be illegal by an unappealable decision or a decision by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is he/she a judge or member of the Public Prosecution Office who has been retired by a mandatory sanctioning decision, who has lost his/her position by a court sentence or who has requested resignation or voluntary retirement pending a disciplinary administrative proceeding, for a period of eight (8) years? Does he/she 4. Law 6404/76, art. 147: Corporate Law fit? ( ) Yes ( ) No Paragraph 1 - is he/she a person barred by a special law, or convicted of bankruptcy, prevarication, corruption or bribery, concussion, embezzlement, against the popular economy, public faith or property, or criminal sentence that prohibits, even temporarily, the access to public office? ( ) Yes ( ) No Paragraph 2 - is he/she a person declared disqualified by act of the Brazilian Securities and Exchange Commission (CVM)?* * CVM website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No Paragraph 3º (...): I - does he/she holds a position in a company that can be considered a competitor in the market, especially in advisory, administrative or supervisory boards? ( ) Yes ( ) No Paragraph 3º (...): II - does he/she have conflicting interests with the company? Does he/she 5. Law 12813/13, art. 5 and 6: Conflict of interest fit? Article 5 Represents conflict of interests when acting in a position or employment within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time did you disclose or use privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? 26 the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remainder of the office term for which they were elected and in the eight (8) years after the end of the term? ( ) Yes ( ) No l) was he/she convicted to the suspension of political rights, in an unappealable decision or a decision by a collegiate judicial body, for an intentional act of administrative impropriety that implies damage to public heritage and illicit enrichment, as of the conviction or unappealable decision until the end of the eight (8) years period after serving the sentence? ( ) Yes ( ) No m) was he/she debarred from the occupation by a sanctioning decision of the relevant professional body, as a result of ethical and professional breach, for a period of eight (8) years, unless such act has been annulled or suspended by the Judiciary Power? ( ) Yes ( ) No n) has he/she been convicted, in an unappealable decision or a decision taken by a collegiate judicial body, on the ground that he/she has undone or simulated a reversal of marital bond or stable relationship in order to avoid being considered ineligible, for a period of eight (8) years after the decision that acknowledged the fraud? ( ) Yes ( ) No o) was he/she dismissed from public service as a result of an administrative or judicial proceeding, for a period of eight (8) years, as of the decision, unless such act has been suspended or annulled by the Judiciary Power? ( ) Yes ( ) No p) is he/she an individual and/or a legal entity officer in charge of electoral donations considered to be illegal by an unappealable decision or a decision by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is he/she a judge or member of the Public Prosecution Office who has been retired by a mandatory sanctioning decision, who has lost his/her position by a court sentence or who has requested resignation or voluntary retirement pending a disciplinary administrative proceeding, for a period of eight (8) years? Does he/she 4. Law 6404/76, art. 147: Corporate Law fit? ( ) Yes ( ) No Paragraph 1 - is he/she a person barred by a special law, or convicted of bankruptcy, prevarication, corruption or bribery, concussion, embezzlement, against the popular economy, public faith or property, or criminal sentence that prohibits, even temporarily, the access to public office? ( ) Yes ( ) No Paragraph 2 - is he/she a person declared disqualified by act of the Brazilian Securities and Exchange Commission (CVM)?* * CVM website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No Paragraph 3º (...): I - does he/she holds a position in a company that can be considered a competitor in the market, especially in advisory, administrative or supervisory boards? ( ) Yes ( ) No Paragraph 3º (...): II - does he/she have conflicting interests with the company? Does he/she 5. Law 12813/13, art. 5 and 6: Conflict of interest fit? Article 5 Represents conflict of interests when acting in a position or employment within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time did you disclose or use privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? 26

( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District and Municipal administration? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his/her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his/her management acts? ( ) Yes ( ) No VI - At any moment, have you received a gift from anyone who has an interest in a decision of the public officer or collegiate of which he/she participates outside the limits and conditions established in regulation? ( ) Yes ( ) No VII - At any time, even if temporary, have you provided services to a company whose activity is controlled, supervised or regulated by the entity to which the public officer is bound? Art. 6 The following represent conflicts of interests after the office term in a position or employment under the Federal Executive Government: ( ) Yes ( ) No I - did he/she, at any time, disclose or make use of inside information obtained due to the activities performed? II - in the period of six (6) months, as of the date of dismissal, resignation, removal, lay-off or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Government Accountability Office: ( ) Yes ( ) No a) did he/she provide, directly or indirectly, any type of service to the individual or legal entity with whom he/she has established a relevant relationship due to his/her position or employment? ( ) Yes ( ) No b) did he/she accept a position as officer or board member or establish professional relationship with an individual or legal entity that performs activity related to the domain area of the position or employment held? ( ) Yes ( ) No c) did he/she enter into agreements to render service, consulting, advisory, or similar activities to bodies or entities of the Federal Executive Government, linked, albeit indirectly, to the body or entity in which he/she has held the position or employment? ( ) Yes ( ) No d) did he/she intervene, directly or indirectly, in the benefit of private interest before a body or entity in which he/she has held a position or employment or with which he/she has established a relevant relationship due to his/her position or employment? 6. By-Laws and Audit Office of the Union: Does he/she fit? ( ) Yes ( ) No a) does he/she fit into any prohibition provided for in the company's bylaws? ( ) Yes ( ) No b) Does he/she fit in the list of people disqualified by the Audit Office of the Union (TCU)?* * TCU website, in the Services and Queries link - Irregular, Unsuitable and Unqualified D. DOCUMENTS ATTACHED: The appointed person is aware of the need to attach to this declaration the corresponding documents that certify the compliance with items 12, 13 and 15 of this form, which are: Item Certification means 12 - Most suitable academic background for the position of · Copy of the undergraduate certificate Board Member of the company for which he/she was appointed. · Copy of the postgraduate certificate 13 - Most suitable experience for the position of company officer of the company for which he/she was appointed. a) 10 years in the area of activity of the state-owned company or · Appointment and resignation, if any; in an area related to the position for which you were indicated · Statement of the company/body; 27 ( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District and Municipal administration? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his/her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his/her management acts? ( ) Yes ( ) No VI - At any moment, have you received a gift from anyone who has an interest in a decision of the public officer or collegiate of which he/she participates outside the limits and conditions established in regulation? ( ) Yes ( ) No VII - At any time, even if temporary, have you provided services to a company whose activity is controlled, supervised or regulated by the entity to which the public officer is bound? Art. 6 The following represent conflicts of interests after the office term in a position or employment under the Federal Executive Government: ( ) Yes ( ) No I - did he/she, at any time, disclose or make use of inside information obtained due to the activities performed? II - in the period of six (6) months, as of the date of dismissal, resignation, removal, lay-off or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Government Accountability Office: ( ) Yes ( ) No a) did he/she provide, directly or indirectly, any type of service to the individual or legal entity with whom he/she has established a relevant relationship due to his/her position or employment? ( ) Yes ( ) No b) did he/she accept a position as officer or board member or establish professional relationship with an individual or legal entity that performs activity related to the domain area of the position or employment held? ( ) Yes ( ) No c) did he/she enter into agreements to render service, consulting, advisory, or similar activities to bodies or entities of the Federal Executive Government, linked, albeit indirectly, to the body or entity in which he/she has held the position or employment? ( ) Yes ( ) No d) did he/she intervene, directly or indirectly, in the benefit of private interest before a body or entity in which he/she has held a position or employment or with which he/she has established a relevant relationship due to his/her position or employment? 6. By-Laws and Audit Office of the Union: Does he/she fit? ( ) Yes ( ) No a) does he/she fit into any prohibition provided for in the company's bylaws? ( ) Yes ( ) No b) Does he/she fit in the list of people disqualified by the Audit Office of the Union (TCU)?* * TCU website, in the Services and Queries link - Irregular, Unsuitable and Unqualified D. DOCUMENTS ATTACHED: The appointed person is aware of the need to attach to this declaration the corresponding documents that certify the compliance with items 12, 13 and 15 of this form, which are: Item Certification means 12 - Most suitable academic background for the position of · Copy of the undergraduate certificate Board Member of the company for which he/she was appointed. · Copy of the postgraduate certificate 13 - Most suitable experience for the position of company officer of the company for which he/she was appointed. a) 10 years in the area of activity of the state-owned company or · Appointment and resignation, if any; in an area related to the position for which you were indicated · Statement of the company/body; 27

PETROBRAS

	• Employment booklet record.
b) 04 years minimum experience in an officer position (board of directors, executive office or audit committee) or top management (two highest non-statutory hierarchical levels in the company) in a company of similar size or industry as the state-owned company	• Appointment and resignation, if any; • Statement of the company/body; • Employment booklet record.
c) 04 years minimum experience in a position equivalent to DAS-4 or higher in the public sector	• Appointment and resignation, if any; • SIGEPE screen showing the history of positions held.
d) 04 years minimum experience as an undergraduate professor or researcher in the area of activity of the state-owned company	• Employment booklet record; • Institution statement.
e) 04 years minimum experience as a freelance professional engaged in the area of activity of the state-owned company	• Statement of Regional Councils; • Statement of service providers; • Statements alike.
15 - Outstanding knowledge suitable to the position for which he/she was appointed. Examples: a) any Masters or PhD; b) academic publications; (c) experience gained in advisory boards	• Copy of the diploma; • Appointment and resignation, if any; • Employment booklet record; • Statement of the company/body;

Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Requirements Analysis, Prohibitions and Evaluation Committee.

____________________ Place and date

______________________________ Signature of the appointed person

SEST/MECON: Updated on 01.16.2019.

28

Annex II - Registration of Independence of Directors of Administration (Annex III of the Policy of Indication of Petrobras) Personal Information and Contact Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors ( ) Yes ( ) No or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or officer ( ) Yes ( ) No of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its ( ) Yes ( ) No subsidiaries based in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Board ( ) Yes ( ) No Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. Place and date Signature of the appointed person 29 Annex II - Registration of Independence of Directors of Administration (Annex III of the Policy of Indication of Petrobras) Personal Information and Contact Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors ( ) Yes ( ) No or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or officer ( ) Yes ( ) No of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its ( ) Yes ( ) No subsidiaries based in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Board ( ) Yes ( ) No Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. Place and date Signature of the appointed person 29

ANNEX III Declaration of independence (Article 36, Paragraph 1 of Decree No. 8.945/16, Rules of the Outstanding State-Owned Companies Governance Program of B3 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock? ( ) yes ( ) no II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock? ( ) yes ( ) no III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 30 ANNEX III Declaration of independence (Article 36, Paragraph 1 of Decree No. 8.945/16, Rules of the Outstanding State-Owned Companies Governance Program of B3 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock? ( ) yes ( ) no II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock? ( ) yes ( ) no III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 30

S T A T E M E N T I STATE, for the due purposes, that: ( ) YES, I am an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. ( ) NO, I am not an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. [city], [month] [day], 2019. [SIGNATURE] [FULL NAME] [TITLE] [TITLE] 31 S T A T E M E N T I STATE, for the due purposes, that: ( ) YES, I am an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. ( ) NO, I am not an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. [city], [month] [day], 2019. [SIGNATURE] [FULL NAME] [TITLE] [TITLE] 31

Annex IV - CVM Statement and Law No. 13303/2016 STATEMENT In compliance with the provisions of Instruction 367 of May 29, 2002, issued by the Brazilian Securities and Exchange Commission (CVM), and in compliance with Law No. 13303/2016, I, the undersigned, hereby declare that, I - I am not precluded nor do I incur the prohibitions established by special law, including Law 13303/2016, and I am not convicted for bankruptcy, prevarication, corruption or bribery, concussion, embezzlement, crime against the popular economy, public faith or property, or criminal penalty that prevents, even temporarily, my access to public office, as provided in paragraph 1 of article 147 of Law 6404/76; II - I am not convicted to a temporary suspension or disqualification imposed by the Brazilian Securities and Exchange Commission, which makes me ineligible for positions of a publicly held company, as established in paragraph 2 of article 147 of Law 6404/76; III - I meet the requirement of unblemished reputation established by paragraph 3 of article 147 of Law 6404/76; IV - I do not hold a position in a company that can be considered a competitor of the Company, and I do not have nor represent an interest conflicting with the Company, pursuant to items I and II of paragraph 3 of article 147 of Law 6404/76. Rio de Janeiro, xxxxxx xx, 2019. ______________________________________________ [Name] [SIGNATURE] 32 Annex IV - CVM Statement and Law No. 13303/2016 STATEMENT In compliance with the provisions of Instruction 367 of May 29, 2002, issued by the Brazilian Securities and Exchange Commission (CVM), and in compliance with Law No. 13303/2016, I, the undersigned, hereby declare that, I - I am not precluded nor do I incur the prohibitions established by special law, including Law 13303/2016, and I am not convicted for bankruptcy, prevarication, corruption or bribery, concussion, embezzlement, crime against the popular economy, public faith or property, or criminal penalty that prevents, even temporarily, my access to public office, as provided in paragraph 1 of article 147 of Law 6404/76; II - I am not convicted to a temporary suspension or disqualification imposed by the Brazilian Securities and Exchange Commission, which makes me ineligible for positions of a publicly held company, as established in paragraph 2 of article 147 of Law 6404/76; III - I meet the requirement of unblemished reputation established by paragraph 3 of article 147 of Law 6404/76; IV - I do not hold a position in a company that can be considered a competitor of the Company, and I do not have nor represent an interest conflicting with the Company, pursuant to items I and II of paragraph 3 of article 147 of Law 6404/76. Rio de Janeiro, xxxxxx xx, 2019. ______________________________________________ [Name] [SIGNATURE] 32

Annex V - Declaration on Politically Exposed Person DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PPE) pursuant to Article 3-B of CVM Instruction No. 301/99, amended by CVM Instruction 463/08: Article 3-B For the purposes of this Instruction, it is considered: I - a politically exposed person the one who has or has held, in the last five (5) years, relevant positions, jobs or public roles in Brazil or in other countries, territories and foreign facilities, as well as their representatives, family members and other persons of their close relationship. II - position, job or relevant public role carried out by heads of state and government, high level politicians, senior public officers, high level judges or military, state-owned company officers or leaders of political parties; and III - family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, companion and stepchild. Paragraph 1 The period of five (5) years referred to in item I shall be calculated retroactively as of the date of the beginning of the business relationship or as of the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition of item I of the caput of this article, in Brazil, politically exposed persons are considered: I - the holders of elective offices of the Executive and Legislative Government at a federal level; II - the occupants of a position, in the Executive Government: a) of Minister of State or equivalent; b) of a special nature or equivalent; c) of President, Deputy President and Officer, or equivalent, of autarchy, public foundations, state-owned companies or mixed-capital companies; or d) of the senior management and advisory group - DAS, level 6, and the equivalent; III - the members of the National Council of Justice, the Supreme Court and the higher courts; IV - the members of the National Council of the Public Prosecutor's Office, the Federal Prosecutor-General, the Deputy Federal Prosecutor-General, the Federal Prosecutor-General of Labor, the Prosecutor-General for Military Justice, the Deputy Federal Prosecutors and the Prosecutors-General of Justice of the States and the Federal District; V - the members of the Audit Office of the Union and the Prosecutor-General of the 33 Annex V - Declaration on Politically Exposed Person DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PPE) pursuant to Article 3-B of CVM Instruction No. 301/99, amended by CVM Instruction 463/08: Article 3-B For the purposes of this Instruction, it is considered: I - a politically exposed person the one who has or has held, in the last five (5) years, relevant positions, jobs or public roles in Brazil or in other countries, territories and foreign facilities, as well as their representatives, family members and other persons of their close relationship. II - position, job or relevant public role carried out by heads of state and government, high level politicians, senior public officers, high level judges or military, state-owned company officers or leaders of political parties; and III - family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, companion and stepchild. Paragraph 1 The period of five (5) years referred to in item I shall be calculated retroactively as of the date of the beginning of the business relationship or as of the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition of item I of the caput of this article, in Brazil, politically exposed persons are considered: I - the holders of elective offices of the Executive and Legislative Government at a federal level; II - the occupants of a position, in the Executive Government: a) of Minister of State or equivalent; b) of a special nature or equivalent; c) of President, Deputy President and Officer, or equivalent, of autarchy, public foundations, state-owned companies or mixed-capital companies; or d) of the senior management and advisory group - DAS, level 6, and the equivalent; III - the members of the National Council of Justice, the Supreme Court and the higher courts; IV - the members of the National Council of the Public Prosecutor's Office, the Federal Prosecutor-General, the Deputy Federal Prosecutor-General, the Federal Prosecutor-General of Labor, the Prosecutor-General for Military Justice, the Deputy Federal Prosecutors and the Prosecutors-General of Justice of the States and the Federal District; V - the members of the Audit Office of the Union and the Prosecutor-General of the 33

Prosecutors’ Office to the Audit Office of the Union; VI - the Governors of State and the Federal District, the Presidents of the Court of Justice, the State House of Representatives and the District Chamber, and the Presidents of the Court and of the Audit Office of States, Municipalities and the Federal District; and VII - Mayors and Presidents of City Councils of state capitals. S T A T E M E N T I STATE, for the due purposes, that: NO, I am not a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08, since I do not fit into any of the situations that characterize the PEP. YES, I am a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08. Term of Office at Petrobras Term AND/OR Name of the Politically Exposed Person Nature of Relationship [city], [month] [day], 2019. [SIGNATURE] 34 Prosecutors’ Office to the Audit Office of the Union; VI - the Governors of State and the Federal District, the Presidents of the Court of Justice, the State House of Representatives and the District Chamber, and the Presidents of the Court and of the Audit Office of States, Municipalities and the Federal District; and VII - Mayors and Presidents of City Councils of state capitals. S T A T E M E N T I STATE, for the due purposes, that: NO, I am not a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08, since I do not fit into any of the situations that characterize the PEP. YES, I am a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08. Term of Office at Petrobras Term AND/OR Name of the Politically Exposed Person Nature of Relationship [city], [month] [day], 2019. [SIGNATURE] 34

Annex VI - Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: · name and business segment of the company · position · if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer 35 Annex VI - Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: · name and business segment of the company · position · if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer 35

ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 36 ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 36

12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2019. [SIGNATURE] 37 12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2019. [SIGNATURE] 37

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM II DELISTING OF COMMON AND PREFERRED SHARES OF PETROBRAS FROM BOLSAS Y MERCADOS ARGENTINOS S.A. AND WITHDRAWAL FROM THE PUBLIC OFFERING REGIME IN ARGENTINA Dear Shareholders, In 2006, common and preferred shares of Petróleo Brasileiro S.A. - Petrobras were launched for trade on the Argentine stock exchange with the APBR (common) and APBRA (preferred) tickers. On May 31, 2019, 26,047,510 common shares and 34,683 preferred shares issued by Petrobras, representing 0.20% of the Company’s total share capital, were being custodied at Caja de Valores Argentina. The average daily trading volume in 2018 in the Argentine market was ARS 75.5 million, equivalent to US$ 2.6 million, which represents only 0.3% of the average daily value traded in Petrobras shares, considering all stock exchanges in which the Company’s shares are listed. The Argentine market is regulated by Comisión Nacional de Valores (CNV), and the trading of shares in Argentina requires that the Company complies with several regulatory obligations, including the payment of fees, translation of its financial statements and other documents made available to the market in Spanish, answering official letters to regulators, keeping an in-country legal representative, among others, representing about R$ 500,000 per year in costs. In addition, these tasks require a number of dedicated work hours of employees, which represent significant overhead costs. Thus, after careful analysis, Petrobras’ Management understood that, given the modernization of markets, which facilitated investors’ access to international stock exchanges, the Argentine market’s reduced relevance to the liquidity of the Company’s shares and the costs associated to the listing of shares on stock exchanges, keeping Petrobras shares being traded in Argentina was no longer worth to the Company. Although Petrobras has already considered the possibility of withdrawing its shares from the Argentine stock exchange, the legislation applicable at the time required a Public Offering of Shares, which would imply a high cost to the Company and would stimulate the sale of shares by part of the Argentine investors, which is not the Company’s intended goal with this transaction. However, with the publication, on December 27, 2018, of resolution CNV 779, which allowed foreign companies to divest their shares on the Argentine stock exchange without the need for a Public 38 EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM II DELISTING OF COMMON AND PREFERRED SHARES OF PETROBRAS FROM BOLSAS Y MERCADOS ARGENTINOS S.A. AND WITHDRAWAL FROM THE PUBLIC OFFERING REGIME IN ARGENTINA Dear Shareholders, In 2006, common and preferred shares of Petróleo Brasileiro S.A. - Petrobras were launched for trade on the Argentine stock exchange with the APBR (common) and APBRA (preferred) tickers. On May 31, 2019, 26,047,510 common shares and 34,683 preferred shares issued by Petrobras, representing 0.20% of the Company’s total share capital, were being custodied at Caja de Valores Argentina. The average daily trading volume in 2018 in the Argentine market was ARS 75.5 million, equivalent to US$ 2.6 million, which represents only 0.3% of the average daily value traded in Petrobras shares, considering all stock exchanges in which the Company’s shares are listed. The Argentine market is regulated by Comisión Nacional de Valores (CNV), and the trading of shares in Argentina requires that the Company complies with several regulatory obligations, including the payment of fees, translation of its financial statements and other documents made available to the market in Spanish, answering official letters to regulators, keeping an in-country legal representative, among others, representing about R$ 500,000 per year in costs. In addition, these tasks require a number of dedicated work hours of employees, which represent significant overhead costs. Thus, after careful analysis, Petrobras’ Management understood that, given the modernization of markets, which facilitated investors’ access to international stock exchanges, the Argentine market’s reduced relevance to the liquidity of the Company’s shares and the costs associated to the listing of shares on stock exchanges, keeping Petrobras shares being traded in Argentina was no longer worth to the Company. Although Petrobras has already considered the possibility of withdrawing its shares from the Argentine stock exchange, the legislation applicable at the time required a Public Offering of Shares, which would imply a high cost to the Company and would stimulate the sale of shares by part of the Argentine investors, which is not the Company’s intended goal with this transaction. However, with the publication, on December 27, 2018, of resolution CNV 779, which allowed foreign companies to divest their shares on the Argentine stock exchange without the need for a Public 38

Offering of Shares, provided that they comply with the conditions and procedures in such resolution, delisting has become a convenient option for both the Company and its shareholders. Petrobras understands that such delisting is in line with its new strategic direction, which foresees (i) cost reduction; (ii) focus on activities that add value to the Company, maximizing the return on capital employed; and (iii) reduction of its foreign footprint, with the sale of assets and closure of offices, centering its operations in its key markets. Through its listing on the Brazilian stock exchange (B3), Petrobras complies with the Argentine regulation that, in order for foreign companies to withdraw their shares following resolution 779/18, their shares must be traded in another regulated market of one of the countries included in the list of cooperating countries, and with liquidity conditions equal to or higher than those in the Argentine market. In addition, Petrobras’ shareholders in Argentina will have the support of a financial institution, contracted by Petrobras, with experience in providing this service to other international companies in order to ensure the possibility of maintaining or trading their shares in the market in which the company is still listed. Accordingly, pursuant to resolution CNV 779/18, the Petrobras’ Board of Directors is submitting to this Extraordinary General Meeting a proposal for the approval of the delisting of common and preferred shares of Petrobras from Bolsas y Mercados Argentinos S.A. (ByMA) and the withdrawal of the public offering regime in Argentina. 39 Offering of Shares, provided that they comply with the conditions and procedures in such resolution, delisting has become a convenient option for both the Company and its shareholders. Petrobras understands that such delisting is in line with its new strategic direction, which foresees (i) cost reduction; (ii) focus on activities that add value to the Company, maximizing the return on capital employed; and (iii) reduction of its foreign footprint, with the sale of assets and closure of offices, centering its operations in its key markets. Through its listing on the Brazilian stock exchange (B3), Petrobras complies with the Argentine regulation that, in order for foreign companies to withdraw their shares following resolution 779/18, their shares must be traded in another regulated market of one of the countries included in the list of cooperating countries, and with liquidity conditions equal to or higher than those in the Argentine market. In addition, Petrobras’ shareholders in Argentina will have the support of a financial institution, contracted by Petrobras, with experience in providing this service to other international companies in order to ensure the possibility of maintaining or trading their shares in the market in which the company is still listed. Accordingly, pursuant to resolution CNV 779/18, the Petrobras’ Board of Directors is submitting to this Extraordinary General Meeting a proposal for the approval of the delisting of common and preferred shares of Petrobras from Bolsas y Mercados Argentinos S.A. (ByMA) and the withdrawal of the public offering regime in Argentina. 39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer